As filed with the Securities and Exchange Commission on July 2, 2003



                                    FORM 6-K

                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934
                           For the month of July 2003



                                    TELE2 AB
                 (Translation of registrant's name into English)

                                  Skeppsbron 18
                                    Box 2094
                                S103 13 Stockholm
                                     Sweden
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                        Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes......                               No...X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

..............................N/A................................................

                                  EXHIBIT INDEX



1. Tele2 Press Release, dated July 1, 2003 - TELE2 launches its third GSM network in Russia.

2. Tele2 Press Release, dated July 1, 2003 - TELE2 launches fixed line operation throughout Belgium.

3. Tele2 Press Release, dated July 1, 2003 - Germany court suspends local call origination surcharge.

                                                                       Exhibit 1

                                                           FOR IMMEDIATE RELEASE
                                                                     1 July 2003


                 TELE2 LAUNCHES ITS THIRD GSM NETWORK IN RUSSIA


New York and Stockholm - Tele2 AB, ("Tele2"), (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsborsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announced that on 30 June, in St Petersburg, it will officially launch its third Russian GSM-network under the Tele2 brand.

The population covered by the GSM-license in St Petersburg is 5 million and the region 's mobile penetration is approximately 35%. Tele2 is the fourth mobile operator to launch GSM-services in the region. St Petersburg is the second largest city in Russia and is an important commercial and cultural center. As in Irkutsk and Rostov, the GSM-network in St Petersburg was launched based on the GSM1800 standard, having similar coverage per base station as the GSM900 standard by using a phased array antenna solution from Radio Components.

Lars-Johan Jarnheimer, CEO of Tele2 said; "The GSM-launch in St Petersburg follows on from our successful launches in Irkutsk and Rostov. Russia represents a great opportunity for us, as the Russian mobile market offers substantial growth potential".


Tele2 AB, formed in 1993, is the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services under the brands Tele2, Tango and Comviq to over 17.7 million people in 22 countries. Tele2 operates Datametrix, which specializes in systems integration, 3C Communications, providing integrated credit card processing, web payment solutions and public payphones; Transac, providing billing and transaction processing service; C(3), offering co-branded pre-paid calling cards and Optimal Telecom, the price-guaranteed residential router device. The Group offers cable television services and, together with MTG, owns the Internet portal Everyday.com. The Company is listed on the Stockholmsborsen, under TEL2A and TEL2B, and on the Nasdaq Stock Market under TLTOA and TLTOB.


CONTACTS
--------

Lars-Johan Jarnheimer                              Telephone:  + 46 8 562 640 00
President and CEO, Tele2 AB


Andrew Best/ Dwayne Taylor                         Telephone:  + 44 20 7321 5022
Investor enquiries

                 Visit us at our homepage: http://www.Tele2.com

                                                                       Exhibit 2


                                                           FOR IMMEDIATE RELEASE
                                                                    1 July, 2003


             TELE2 LAUNCHES FIXED LINE OPERATION THROUGHOUT BELGIUM


New York and Stockholm - Tele2 AB, ("Tele2"), (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsborsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today begins the national roll-out of its fixed line telephony services in Belgium, after a successful launch in Brussels six months ago.

Lars-Johan Jarnheimer, President and CEO of Tele2 AB commented: "All Belgian consumers will now be able to benefit from the characteristically low prices and simple tariff structure offered by Tele2. We are very pleased with the strong position that Tele2 has established in Brussels, only six months after launch. We are confident that the success encountered in Brussels will be replicated quickly in the rest of Belgium".

Tele2 AB, formed in 1993, is the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services under the brands Tele2, Tango and Comviq to over 17.7 million people in 22 countries. Tele2 operates Datametrix, which specializes in systems integration, 3C Communications, providing integrated credit card processing, web payment solutions and public payphones; Transac, providing billing and transaction processing service; C(3), offering co-branded pre-paid calling cards and Optimal Telecom, the price-guaranteed residential router device. The Group offers cable television services and, together with MTG, owns the Internet portal Everyday.com. The Company is listed on the Stockholmsborsen, under TEL2A and TEL2B, and on the Nasdaq Stock Market under TLTOA and TLTOB.

CONTACTS

Lars-Johan Jarnheimer                        Telephone: + 46 8 562 640 00
President and CEO, Tele2 AB


Andrew Best/ Dwayne Taylor                   Telephone: + 44 20 7321 5022 / 5038
Investor enquiries

                 Visit us at our homepage: http://www.Tele2.com

                                                                       Exhibit 3


                                                           FOR IMMEDIATE RELEASE
                                                                     1 July 2003


             GERMAN COURT SUSPENDS LOCAL CALL ORIGINATION SURCHARGE



New York and Stockholm - Tele2 AB, ("Tele2"), (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsborsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announced that in an interim decision, the Administrative Court of Cologne has suspended the (euro).004 surcharge for local call origination, recently set by the RegTP.

The Administrative Court of Cologne took the view that EU law does not allow a surcharge on interconnection charges. The Court also stated that the time limit, set by EU law for balancing access deficits in the Member States, has long since elapsed. Thirdly, the Regulatory Authority itself, in the view of the Court, acted unlawfully by deciding on the surcharge within a separate procedure. As a result the surcharge will not come into force on 1 July 2003.

Lars-Johan Jarnheimer, CEO of Tele2 said; "We are pleased that the Administrative Court of Cologne has accepted the arguments against this local call surcharge and has taken the decision to suspend its implementation".


Tele2 AB, formed in 1993, is the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services under the brands Tele2, Tango and Comviq to over 17.7 million people in 22 countries. Tele2 operates Datametrix, which specializes in systems integration, 3C Communications, providing integrated credit card processing, web payment solutions and public payphones; Transac, providing billing and transaction processing service; C(3), offering co-branded pre-paid calling cards and Optimal Telecom, the price-guaranteed residential router device. The Group offers cable television services and, together with MTG, owns the Internet portal Everyday.com. The Company is listed on the Stockholmsborsen, under TEL2A and TEL2B, and on the Nasdaq Stock Market under TLTOA and TLTOB.

CONTACTS

Lars-Johan Jarnheimer                              Telephone:  + 46 8 562 640 00
President and CEO, Tele2 AB

Hakan Zadler                                       Telephone:  +46 8 562 640 00
CFO, Tele2 AB


Andrew Best/ Dwayne Taylor                         Telephone:  + 44 20 7321 5022
Investor enquiries

                 Visit us at our homepage: http://www.Tele2.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



TELE2 AB



By:   /s/ Hakan Zadler
      ----------------
Name:
Title:

Date:    July 2, 2003